                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. __)*

                         SPEECHWORKS INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    84764m101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Richard S. Palmer
                             Chief Financial Officer

                                 ScanSoft, Inc.
                               9 Centennial Drive
                                Peabody, MA 01960
                            Telephone: (978) 977-2000

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
                              Robert Sanchez, Esq.
                        Wilson Sonsini Goodrich & Rosati
                            Professional Corporation

                               11955 Freedom Drive
                             Reston, Virginia 20190
                            Telephone: (703) 734-3100

                                 April 23, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D


CUSIP No.   84764m101
--------------------------------------------------------------------------------
1.    Names of Reporting Persons.  ScanSoft, Inc.


      I.R.S. Identification Nos. of above persons (entities only).  94-3156479
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]

      (b) [ ]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions).  00

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization.  State of Delaware

--------------------------------------------------------------------------------
Number of       7.  Sole Voting Power  - 0 -
Shares
Beneficially    ----------------------------------------------------------------
Owned by        8.  Shared Voting Power - 4,695,606 (1)
Each
Reporting       ----------------------------------------------------------------
Person With     9.  Sole Dispositive Power  - 0 -

                ----------------------------------------------------------------
                10. Shared Dispositive Power - 0 -

--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person.
      4,695,606 shares (1)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11).  13.8 (2)

--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions).

      CO

--------------------------------------------------------------------------------

(1) 4,695,606 shares of SpeechWorks International, Inc. common stock are subject to Voting Agreements entered into between ScanSoft, Inc. and certain stockholders of SpeechWorks International, Inc. (discussed in Items 3 and 4 below), of which 1,319,156 shares are issuable upon exercise of outstanding options which are either vested or will vest within sixty days of April 23, 2003.

(2) Based on the number of shares of SpeechWorks International, Inc. common stock outstanding as of April 23, 2003 (as represented by SpeechWorks International, Inc.), the number of shares of SpeechWorks International, Inc. common stock indicated, including the shares of SpeechWorks International, Inc. common stock subject to options that are exercisable within sixty days of April 23, 2003, represents approximately 13.8% of the outstanding SpeechWorks International, Inc. common stock.

Schedule 13D

ITEM 1. SECURITY AND ISSUER.

      This statement on Schedule 13D (this "Statement") relates to the common stock, $0.001 par value per share (the "Common Stock"), of SpeechWorks International, Inc., a Delaware corporation ("SpeechWorks," "Issuer" or the "Company"). The principal executive offices of SpeechWorks are located at 695 Atlantic Avenue, Boston, Massachusetts 02111.

ITEM 2. IDENTITY AND BACKGROUND.

      The name of the corporation filing this Statement is ScanSoft, Inc., a Delaware corporation ("ScanSoft"). ScanSoft is a leading supplier of imaging, speech and language solutions that are used to automate a wide range of manual processes - saving time, increasing worker productivity and improving customer service. The address of ScanSoft's principal business is 9 Centennial Drive, Peabody, MA 01960.

      Set forth on Schedule A hereto is (i) the name of each of the executive officers and directors of ScanSoft, (ii) the residence or business address of each of the directors of ScanSoft, (iii) present principal occupation or employment, if any, of each of the executive officers and directors of ScanSoft, and the name, principal business and address of any corporation or other organization in which such employment is conducted, in each case as of the date hereof. The address of the executive offices of ScanSoft is the same as the address of ScanSoft's principal business.

      Neither ScanSoft nor, to the knowledge of ScanSoft, any person named on Schedule A hereto (i) during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

      To the knowledge of ScanSoft, each of the individuals set forth on Schedule A hereto is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      As an inducement for ScanSoft to enter into the Merger Agreement described in Item 4 below and in consideration thereof, the directors and executive officers of SpeechWorks entered into Voting Agreements with ScanSoft (discussed in Item 4 below). In addition, the directors and executive officers of SpeechWorks granted ScanSoft an irrevocable proxy with respect to the SpeechWorks securities covered by the Voting Agreements. ScanSoft did not pay additional consideration to the directors and executive officers of SpeechWorks in connection with the execution and delivery of the Voting Agreements.

      References to, and descriptions of, the Merger (discussed in Item 4 below), the Merger Agreement and the Voting Agreements, as set forth herein, are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreements included as Exhibits 1, and 2, respectively, to this Statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

ITEM 4. PURPOSE OF TRANSACTION.

      (a)-(b) Pursuant to the Voting Agreements, dated as of April 23, 2003 (the "Voting Agreements"), among ScanSoft and certain executive officers and directors of SpeechWorks (collectively, the "Stockholders"), ScanSoft may be deemed to be the beneficial owner of 4,695,606 shares of SpeechWorks common stock (collectively, the "Subject Shares"). ScanSoft and the Stockholders entered into the Voting Agreements as a material inducement for ScanSoft to enter into the Agreement and Plan of Reorganization, dated as of April 23, 2003 (the "Merger Agreement"), by and among ScanSoft, Spiderman Acquisition Corporation, a Delaware corporation and direct wholly-owned subsidiary of ScanSoft ("Merger Sub"), and SpeechWorks. Pursuant to the Merger Agreement and subject to the conditions set forth therein (including adoption and approval of the Merger (as defined below) by

Schedule 13D

stockholders of SpeechWorks and receipt of applicable regulatory approvals), Merger Sub will merge with and into SpeechWorks (the "Merger"), with SpeechWorks continuing as the surviving corporation in the Merger as a wholly owned subsidiary of ScanSoft (the "Surviving Corporation"). In the Merger, each share of SpeechWorks common stock will be converted into the right to receive 0.860 of a validly issued, fully paid and nonassessable share of ScanSoft common stock, par value $0.001 per share.

      The Voting Agreements were entered into as a condition to the willingness of ScanSoft to enter into the Merger Agreement and to increase the likelihood that the approval of the Issuer's stockholders required in connection with the Merger will be obtained. Pursuant to the terms of the Voting Agreements, any shares of capital stock of the Issuer acquired by any Stockholder after the date of the Voting Agreements and during the term of the Voting Agreements (including through the exercise of any stock options, warrants or similar instruments) will be subject to the Voting Agreements. Accordingly, any such acquisition of shares of capital stock of the Issuer by any Stockholder may result in ScanSoft being deemed to acquire beneficial ownership of additional securities of the Issuer.

      Pursuant to the Voting Agreements and subject to certain exceptions therein, the Stockholders, with respect to the Subject Shares (and any additional shares of capital stock or other securities of the Issuer acquired by any Stockholder after the date of the Voting Agreements and during the term of the Voting Agreements, less any shares of capital stock or other securities sold or otherwise disposed of after the date of the voting agreements as permitted by such voting agreements), have agreed, among other things, (i) to vote in favor of the approval of the Merger and the adoption and approval of the Merger Agreement, and in favor of each of the other actions contemplated by the Merger Agreement; (ii) to vote against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the transactions contemplated by the Merger Agreement; (iii) to vote against any of the other action that is intended to, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement; (iv) to vote against any proposal that would result in a breach by the Issuer of the Merger Agreement; and (v) to vote against the election of a group of individuals to replace a majority or more of the individuals on the Board of Directors of the Company as of the date of the Voting Agreement.

      Further, as part of the Voting Agreements, each Stockholder has entered into an Irrevocable Proxy thereby irrevocably appointing members of the Board of Directors of ScanSoft, and each of them individually, as the sole and exclusive attorneys and proxies of each Stockholder (the "Attorneys"), with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the Stockholder is entitled to do so) with respect to all of the shares of capital stock of Issuer that now are or hereafter may be beneficially owned by the Stockholder, and any and all other shares or securities of Issuer issued or issuable in respect thereof on or after the date hereof in accordance with the terms of the Irrevocable Proxy. The names of each Stockholder and the number of Subject Shares beneficially owned by each Stockholder are set forth on Schedule B hereto.

      In exercising its right to vote the Subject Shares as the sole and exclusive attorneys and proxies of the Stockholders, the Attorneys' rights are limited to voting the Subject Shares, or granting a consent or approval with respect to the Subject Shares: (i) in favor of approval of the Merger and the adoption and approval of the Merger Agreement, and in favor of each of the other actions contemplated by the Merger Agreement and any action required in furtherance thereof; (ii) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the transactions contemplated by the Merger Agreement; (iii) against any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement; (iv) against any proposal that would result in a breach by the Company of the Merger Agreement; and (v) against the election of a group of individuals to replace a majority or more of the individuals on the Board of Directors of the Company as of the date of the Proxy. The Stockholders may vote the Subject Shares on all other matters.

      The Voting Agreements and Irrevocable Proxies expire upon the earlier of
(i) such date and time as the Merger Agreement shall have been validly terminated pursuant to its terms, (ii) such date and time as the Merger shall become effective in accordance with the terms and conditions set forth in the Merger Agreement, or (iii) such date and time as the Stockholder's employment with the Company has been terminated by action of the Company.

      (c) Not applicable.

Schedule 13D

      (d) Upon consummation of the Merger, the directors of the Surviving Corporation (as defined in the Merger Agreement) shall be the existing directors of Merger Sub as of immediately prior to the consummation of the Merger, until their resignation or removal or until their successors are duly elected and qualified.

      (e) Other than as a result of the Merger described in this Item 4 above, not applicable.

      (f) Not applicable.

      (g) Upon consummation of the Merger, the Certificate of Incorporation of the Issuer shall be amended in its entirety and as so amended shall be the Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended. Upon consummation of the Merger, the By-laws of the Issuer shall be amended and restated in their entirety and as so amended shall be the By-laws of the Surviving Corporation until thereafter changed or amended.

      (h) - (i) Upon consummation of the Merger, SpeechWorks common stock will be delisted from The Nasdaq Stock Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

      (j) Other than as described above, ScanSoft currently has no plan or proposals that relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although ScanSoft reserves the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a)-(b) As a result of the Voting Agreements, ScanSoft may be deemed to be the beneficial owner of the Subject Shares. The Subject Shares (which include 1,319,156 shares of common stock subject to options that are exercisable within 60 days of April 23, 2003) constitute approximately 13.8% of the issued and outstanding shares of Issuer common stock, based on the Issuer's representation that there were 33,903,543 shares of Issuer common stock issued and outstanding at the close of business on April 23, 2003. ScanSoft may be deemed to have the shared power to vote the Subject Shares with respect to those matters described in Item 4 above. However, ScanSoft is not entitled to any rights as a stockholder of Issuer as to the Subject Shares and disclaims any beneficial ownership of the shares covered by the Voting Agreements. ScanSoft does not have the power to dispose of the Subject Shares.

       (c) Neither ScanSoft nor, to the knowledge of ScanSoft, any person named in Schedule A has effected any transaction in SpeechWorks common stock during the past 60 days.

      (d) To the knowledge of ScanSoft, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of ScanSoft, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Schedule 13D


ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

      The following documents are filed as exhibits:

   EXHIBIT
    NUMBER                               EXHIBIT NAME
    ------                               ------------
      1.       Agreement and Plan of Reorganization, dated as of April 23,
               2003, by and among ScanSoft, Inc., a Delaware corporation,
               Spiderman Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of ScanSoft, and SpeechWorks
               International, Inc., a Delaware corporation.

      2. Form of Voting Agreement, dated as of April 23, 2003, which has been entered into between ScanSoft, Inc., a Delaware corporation, and certain stockholders of SpeechWorks, Inc., a Delaware corporation, listed on Schedule B hereto.

Schedule 13D


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          ScanSoft, Inc.



                                          By: /s/ Richard S. Palmer
                                          -------------------------------------
                                          Name:  Richard S. Palmer
                                          Title: Chief Financial Officer


Dated: May 2, 2003

Schedule 13D


                                  EXHIBIT INDEX


   EXHIBIT
    NUMBER                               EXHIBIT NAME
    ------                               ------------
      1.       Agreement and Plan of Reorganization, dated as of April 23,
               2003, by and among ScanSoft, Inc., a Delaware corporation,
               Spiderman Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of ScanSoft, and SpeechWorks
               International, Inc., a Delaware corporation.

      2. Form of Voting Agreement, dated as of April 23, 2003, which has been entered into between ScanSoft, Inc., a Delaware corporation, and certain stockholders of SpeechWorks, Inc., a Delaware corporation, listed on Schedule B hereto.

Schedule 13D


                                   SCHEDULE A

               DIRECTORS AND EXECUTIVE OFFICERS OF SCANSOFT, INC.

      The following is a list of the directors and executive officers of ScanSoft, setting forth the name, residence or business address, present position with ScanSoft and present principal occupation or employment (along with the name of any corporation or other organization in which such employment is conducted). Unless otherwise indicated, all directors and officers listed below are citizens of the United States and employed by ScanSoft. The principal address of ScanSoft, and unless otherwise indicated below, the current business address for each individual listed below, is 9 Centennial Drive, Peabody, MA 01960.

    NAME OF DIRECTORS                   PRESENT PRINCIPAL OCCUPATION
    -----------------                   ----------------------------
Paul A. Ricci             Chairman of the Board of Directors and Chief Executive
                          Officer of ScanSoft

Robert J. Frankenberg     Acting President and CEO of Encanto Networks, Inc.

Katharine A. Martin       Member of Wilson Sonsini Goodrich & Rosati,
                          Professional Corporation
                          650 Page Mill Road, Palo Alto, CA 94304

Mark B. Myers             Faculty member, Wharton Business School, The University
                          of Pennsylvania

Robert G. Teresi          Former Chairman of the Board, Chief Executive Officer
                          and President of Caere Corporation


NAME OF EXECUTIVE
   OFFICERS                           PRESENT PRINCIPAL OCCUPATION
   --------                           ----------------------------
Paul A. Ricci             Chairman of the Board of Directors and Chief Executive
                          Officer

Wayne S. Crandall         Senior Vice President Sales and Business Development

Jeanne McCann             Senior Vice President of Speech Research and Development

Richard S. Palmer         Senior Vice President and Chief Financial Officer

Robert J. Weideman        Senior Vice President and Chief Marketing Officer

Ben S. Wittner            Senior Vice President Imaging Research and Development

Schedule 13D

                                   SCHEDULE B

                         SPEECHWORKS INTERNATIONAL, INC.
                                VOTING AGREEMENTS
                  THE INFORMATION IN THIS SCHEDULE IS BASED ON
                 INFORMATION PROVIDED BY SPEECHWORKS TO SCANSOFT

      The following is a list of the holders of common stock of SpeechWorks International, Inc. who entered into Voting Agreements and Irrevocable Proxies with ScanSoft on April 23, 2003.

                            SHARES OF SPEECHWORKS      PERCENTAGE OF SPEECHWORKS
                          COMMON STOCK BENEFICIALLY    COMMON STOCK BENEFICIALLY
       STOCKHOLDER                 OWNED (1)                      OWNED
       -----------                 ---------                      -----
Axel Bichara (2)                     31,916                           *

Richard Burnes (3)                  144,998                           *

Steven G. Chambers (4)              235,150                           *

Robert Finch (5)                     63,416                           *

John C. Freker, Jr. (6)              63,416                           *

W. Robert Kellegrew, Jr.             59,580                           *

William J. O'Farrell (7)          1,226,316                        3.6%

Stuart R. Patterson (8)             930,900                        2.7%

Michael S. Phillips (9)           1,652,394                        4.9%

Richard J. Westelman (10)           287,520                           *


*     Holds less than 1%

(1) Information with respect to "beneficial ownership" shown in the table above is based on information supplied by the directors and executive officers of SpeechWorks and filings made with the Securities and Exchange Commission. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. All the shares of common stock shown as beneficially owned by the persons named in the table include shares of common stock subject to options that may be exercised within 60 days of April 23, 2003. The percentage of beneficial ownership is based on 33,903,543 shares of common stock outstanding as of April 23, 2003 and includes shares of common stock subject to options that may be exercised within 60 days of April 23, 2003. The respective beneficial owner disclaims beneficial ownership of all shares and/or options included in his respective total, except to the extent of his pecuniary interest therein.

(2)   Includes:

      - 30,416 shares subject to options exercisable within 60 days of April 23, 2003.

(3)   Includes:

      - 30,416 shares subject to options exercisable within 60 days of April 23, 2003.

(4)   Includes:

Schedule 13D


      - 175,570 shares subject to options exercisable within 60 days of April 23, 2003.

(5)   Includes:

      - 55,916 shares subject to options exercisable within 60 days of April 23, 2003.

(6)   Includes:

      - 60,416 shares subject to options exercisable within 60 days of April 23, 2003.

(7)   Includes:

      - 30,416 shares subject to options exercisable within 60 days of April 23, 2003, 196,000 shares of common stock held by a trust for the benefit of Mr. O'Farrell's children and 500,000 shares of common stock held by O'Farrell & Sons LLC.

(8)   Includes:

      - 710,418 shares subject to options exercisable within 60 days of April 23, 2003 and 17,053 shares of common stock held by a trust for the benefit of Mr. Patterson's children.

(9)   Includes:

      - 45,533 shares subject to options exercisable within 60 days of April 23, 2003 and 40,000 shares of common stock held by a trust for the benefit of Mr. Phillips' children.

(10)  Includes:

      - 180,055 shares subject to options exercisable within 60 days of April 23, 2003.